Exhibit 99.120

DHX Media announces additional Teletubbies licensing deals

HALIFAX, Dec. 11, 2014 /CNW/ - DHX Media Ltd. ("DHX" or the "Company") (TSX: DHX.A, DHX.B), a key player internationally in the creation of content for families and children, announces that it has appointed eight more new UK licensing partners for the previously announced new Teletubbies series.

New licensees secured include Worlds Apart, for furniture and accessories; Aykroyds, for nightwear and underwear; Character World, for bedding; Amscan, for partyware; Bon Bon Buddies, for confectionary; Posh Paws, for bags; GB Eye, for posters; and Zak UK, for melamine tableware.

Previously announced licensees for Teletubbies include Character Options as global master toy partner; Egmont, for international children's books and magazines; Ravensburger, for themed puzzles; MV Sports, for wheeled and outdoor toys; International Greetings, for the arts-and-crafts category; Gemma, for greeting cards; and Rainbow Productions, for costume characters of the Teletubbies, Tinky Winky, Laa Laa, Dipsy and Po.

Licensees are expected to launch consumer products at retail in the UK in 2016, with other territories to follow.

The new 60-episode series of Teletubbies has been commissioned by the UK's CBeebies and is being produced for DHX Media by award-winning UK production company, Darrall Macqueen Ltd. It will feature the same well-loved characters but will bring a refreshed, contemporary look to one of the world's most well-known pre-school properties, ensuring that it is relevant for a new generation.

Teletubbies was launched in March 1997 and became one of the most successful global children's brands of all time. The original episodes have aired in more than 120 territories in 45 languages, and it was the first western pre-school property to air on China's CCTV. Its enduring resonance with children is further underscored by the brand's postings on YouTube, which garnered more than 40 million views per month through the first nine months of 2014.

About DHX Media Ltd.

DHX Media Ltd. (www.dhxmedia.com), a leading creator, producer, marketer and broadcaster of family entertainment, is recognized globally for such brands as Yo Gabba Gabba!, Caillou, Teletubbies, In the Night Garden, Inspector Gadget, Johnny Test, and the multi-award winning Degrassi franchise. DHX Media Ltd. is the owner of Family Channel, the most-viewed children's television channel in Canada, as well as the channels Disney Junior (English & French) and Disney XD in Canada. The Company markets and distributes its library of more than 11,000 half-hours of entertainment programming worldwide, and licenses its owned properties through its dedicated consumer products business. DHX Media Ltd.'s full-service international licensing agency, Copyright Promotions Licensing Group Ltd. (CPLG), represents numerous entertainment, sport and design brands. DHX Media Ltd. has offices in Toronto, Vancouver, Halifax, Los Angeles, London, Paris, Barcelona, Milan, Munich and Amsterdam, and is listed on the Toronto Stock Exchange under the ticker symbols DHX.A and DHX.B.

Disclaimer

This press release contains forward looking statements with respect to DHX including the timing of the release of consumer products. Although the Company believes that the expectations reflected in such forward looking statements are reasonable, such statements involve risks and uncertainties and are based on information currently available to the Company. Actual results may differ materially from those expressed or implied by such forward looking statements. Factors that could cause actual results or events to differ materially from current expectations, among other things, include risks factors discussed in materials filed with applicable securities regulatory authorities from time to time including matters discussed under "Risk Factors" in the Company's short form prospectuses dated November 14, 2013 and December 31, 2013, Annual Information Form, and annual Management Discussion and Analysis. These forward-looking statements are made as of the date hereof, and the Company assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

SOURCE DHX Media Ltd.

%SEDAR: 00023380E

For further information: Investor relations, please contact: Joann Head - Manager, Investor Relations, DHX Media Ltd., joann.head@dhxmedia.com, +1 416-977-7018; Media, please contact: Shaun Smith - Director, Corporate Communications, DHX Media Ltd., shaun.smith@dhxmedia.com, +1 416-977-7230

CO: DHX Media Ltd.

CNW 08:00e 11-DEC-14